Exhibit 99.1

RESTATED SECURITIES PURCHASE AGREEMENT

BETWEEN

STRUL MEDICAL GROUP LLC

AND

NEOVASC INC.

DATED MARCH 23, 2022

RESTATED SECURITIES PURCHASE AGREEMENT

THIS AGREEMENT is made as of the ___ day of March, 2022

BETWEEN:

STRUL MEDICAL GROUP LLC a company incorporated under the laws of Delaware

(“Strul”)

AND:

NEOVASC INC. a company incorporated under the laws of Canada

(the “Corporation”).

WHEREAS pursuant to the terms of a subscription agreement dated as of May 13, 2019, Strul purchased a convertible debenture issued by the Corporation in the aggregate principal amount of US$11,500,000 (the “Existing Subscription Agreement”).

WHEREAS pursuant to the terms of a securities purchase agreement dated as of May 26, 2020 (the “Existing SPA”), Strul purchased senior secured convertible notes in the aggregate principal amount of US$5,000,000 issued by the Corporation.

WHEREAS on July 23, 2020 and August 17, 2020 the Corporation partially prepaid US$3,613,341 and US$1,263,884 of the principal amount of the convertible debentures issued pursuant to the Existing Subscription Agreement, respectively.

WHEREAS Strul and the Corporation wish to amend and restate the Existing SPA on the terms and conditions of this restated subscription purchase agreement, which restatement terms include, amongst other things, the combination of the debt issued under the Existing SPA and the Existing Subscription Agreement into one debt instrument (this “Agreement”).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the “Parties” and, individually, a “Party”) covenant and agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1   Definitions

In this Agreement, unless the context otherwise requires, the following terms will have the meanings hereinafter set forth:

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person;

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia or in New York, New York;

“Canadian Reporting Jurisdictions” means the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec;

“Canadian Securities Laws” means the applicable Securities Laws of the Canadian Reporting Jurisdictions, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian Securities Regulatory Authorities applicable in the Canadian Reporting Jurisdictions;

“Canadian Securities Regulatory Authorities” has the meaning assigned to it in National Instrument 14-101 Definitions;

“Collateral” means all of the present and after acquired assets of the Corporation and its Subsidiaries, in each case which are subject, or are intended or required to become subject, to the security interest granted under any of the Security Documents;

“Common Shares” means common shares in the capital of the Corporation;

“Constating Documents” means the constitution, charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as applicable as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;

“Control” has the meaning assigned to it in Section 1.3;

“Conversion Shares” means the Common Shares issuable upon the conversion of the Restated Note in accordance with its terms;

“Corporation” has the meaning assigned to it in the Recitals;

“Corporation Public Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation with the relevant Canadian Securities Regulatory Authorities pursuant to the requirements of applicable Canadian Securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR);

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, restrictive covenant, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement, or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);

“Exchange” means the TSX, the Nasdaq and/or any other stock exchange on which the Common Shares are listed by the Corporation at any given time;

“Existing Israeli Security Documents” means, collectively, (i) the Israeli law governed guaranty dated as of June 9, 2020 executed and delivered by Neovasc Medical Ltd. in favour of Strul Medical Group, LLC, as collateral agent; (ii) the Israeli law governed first degree fixed pledge agreement dated as of June 9, 2020 granted by the Corporation in favour of Strul Medical Group, LLC, as collateral agent and (iii) the Israeli law governed debenture dated as of June 9, 2020 granted by Neovasc Medical Ltd. in favour of Strul Medical Group, LLC, as collateral agent;

“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licenses, permits, variances, registrations or other rights issued to or required by the Corporation or its Subsidiaries by or from any Governmental Entity;

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange, including the TSX and the Nasdaq; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

“Indebtedness” means, with respect to the Corporation or any Subsidiary, all and any indebtedness of the Corporation or any Subsidiary, as applicable, whether absolute or contingent;

“Losses” means any and all damages, claims, losses, liabilities, fines, injuries, costs, penalties and expenses;

“Material Adverse Effect” means any material adverse change in the financial condition of the Corporation or the property, business operations or liabilities of the Corporation, which would have a material adverse effect on the Corporation’s ability to perform its obligations under the Restated Note;

“Money Laundering Laws” has the meaning assigned to it in Section 4.2(r);

“Nasdaq” means the Nasdaq Stock Market LLC;

“New Israeli Security Documents” means, collectively, (i) an Israeli law governed guaranty to be executed and delivered by Neovasc Medical Ltd. in favour of Strul; (ii) an Israeli law governed first degree fixed pledge agreement to be granted by the Corporation in favour of Strul; and (iii) subject to obtaining the required approval of the Innovation Authority (f/k/a the Office of the Chief Scientist) of Israel (the “IIA”), an Israeli law governed debenture to be granted by Neovasc Medical Ltd. in favour of Strul;

“Obligations” means all indebtedness, liabilities and other obligations of the Corporation to Strul under the Restated Note;

“Parties” and “Party” have the meanings assigned to them in the Recitals;

“Permitted Encumbrances” means:

(i)	Encumbrances of the Corporation or any Subsidiary securing the Restated Note and other Transaction Documents;

(ii)	the security interests granted under the Security Documents and all other Encumbrances permitted in writing by Strul;

(iii)	Encumbrances of the Corporation or any Subsidiary existing as of the Restatement Date, including Encumbrances granted by the Corporation in support of Indebtedness owing to the Canadian Imperial Bank of Commerce in connection with a guaranteed investment arrangement;

(iv)	Encumbrances for taxes, fees, assessments or other government charges or levies, either (A) not due and payable or (B) being contested in good faith and for which the Corporation maintains reasonably adequate reserves;

(v)	(A) (x) purchase money liens on equipment acquired or held by the Corporation or any Subsidiary incurred for financing the acquisition of the equipment and (y) Encumbrances in respect of obligations under any lease of property, real or personal, moveable or immoveable (whether or not such lease is intended as security) in respect of which the present value of the minimum rental commitment would, in accordance with applicable accounting principles, be capitalized on a balance sheet of the lessee, so long as such Encumbrances attach only to the property subject to such capital leases, and (B) purchase money liens existing on equipment when acquired, if the Encumbrance is confined to the property and improvements and the proceeds of the equipment;

(vi)	Encumbrances of carriers, warehousemen, suppliers, or other persons that are possessory in nature arising in the ordinary course of business so long as such Encumbrances attach only to inventory and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(vii)	Encumbrances to secure payment of workers compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business;

(viii)	leases or subleases of real property granted in the ordinary course of the Corporation’s or any Subsidiary’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than intellectual property) granted in the ordinary course of the Corporation’s or any Subsidiary’s business (or, if referring to another Person, in the ordinary course of such Person’s business);

(ix)	to the extent not included in clause (viii) above, Encumbrances arising out of leases entered into in the ordinary course of business and having a term of greater than one year;

(x)	non-exclusive licenses of intellectual property granted to third parties in the ordinary course of business, and licenses of intellectual property that could not result in a legal transfer of title of the licensed property;

(xi)	royalty or similar arrangements entered into with third parties that do not result in a legal transfer of title to any property;

(xii)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions and reservations to title;

(xiii)	Encumbrances arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default;

(xiv)	Encumbrances in favour of financial institutions arising in connection with the Corporation’s Subsidiary’s bank accounts, credit cards, cash management or similar banking arrangements; and

(xv)	to the extent applicable, any extension, renewal or replacement of any Encumbrance described in (i) through (xiii) above;

“Permitted Indebtedness” means:

(i)	all existing Indebtedness of the Corporation or any Subsidiary incurred prior to the Restatement Date, including Indebtedness of the Corporation to the Canadian Imperial Bank of Commerce in connection with a guaranteed investment arrangement;

(ii)	all Indebtedness of the Corporation or any Subsidiary to Strul;

(iii)	unsecured Indebtedness consisting of accounts payable or trade payables of the Corporation or any Subsidiary incurred in the ordinary course of business and repayable in accordance with customary trade practices;

(iv)	Indebtedness secured by Permitted Encumbrances;

(v)	Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(vi)	Indebtedness incurred by the Corporation or a Subsidiary with a third party investor as part of any unsecured debt financing arrangement;

(vii)	Indebtedness consisting of obligations under any lease of property, real or personal, moveable or immoveable (whether or not such lease is intended as security) in respect of which the present value of the minimum rental commitment would, in accordance with applicable accounting principles, be capitalized on a balance sheet of the lessee; and

(viii)	extensions, refinancings, modifications, amendments and restatements of any items (i) through (vii) above;

“Person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

“Reaffirmation Agreements” means collectively, (i) the Canadian law governed reaffirmation of security dated on or about the Restatement Date by certain Subsidiaries of the Corporation; and (ii) the U.S. law governed reaffirmation of security dated on or about the Restatement Date by the Corporation and certain of its Subsidiaries;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, agents, professional advisors, counsel and other representatives;

“Restated Note” means the restated senior secured convertible note of the Corporation held by Strul on the Restatement Date, in the form attached as Schedule A;

“Restatement” has the meaning assigned to it in Section 2.1;

“Restatement Date” means the date hereof;

“Securities Laws” means, collectively, Canadian Securities Laws, the U.S. Securities Laws and all other Applicable Laws regulating trading in, or the issuance of, the Common Shares;

“Security Assignment Agreements” means collectively, (i) the Canadian law governed security assignment agreement dated on or about the Restatement Date between Strul Medical Group, LLC, as collateral agent, and Strul Medical Group, LLC as the sole holder of the Restated Note; and (ii) the U.S. law governed security assignment agreement dated on or about the Restatement Date between Strul Medical Group, LLC, as collateral agent, and Strul Medical Group, LLC as the sole holder of the Restated Note;

“Security Documents” has the meaning assigned to it in the Restated Note in the form attached as Schedule A;

“Strul” has the meaning assigned to it in the Recitals;

“Subsidiaries” means each of (i) Neovasc Medical Ltd., (ii) Neovasc Medical Inc., (iii) Neovasc Tiara Inc., (iv) Neovasc (US) Inc., and (v) each other Person which at the time has $100,000 or more in assets in which the Corporation directly or indirectly (x) owns or acquires any of the outstanding capital share or holds any equity or similar interest of such Person or (y) controls or operates all or any part of the business, operations or administration of such Person (any such Subsidiary pursuant to clauses (v)(x) or (v)(y) of this definition, a “New Subsidiary” and, collectively, the “New Subsidiaries”); and “Subsidiary” means any one of them.

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment;

“Transaction Documents” has the meaning assigned to it in the Restated Note.

“TSX Conditional Approval” means the TSX’s conditional approval of the issuance of the Restated Note and the Conversion Shares, subject to such terms and conditions that are satisfactory to Strul, acting reasonably;

“TSX” means the Toronto Stock Exchange;

“U.S. Accredited Investor” means an “accredited investor” who satisfies one or more of the criteria of Rule 501(a) of Regulation D;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder; and

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and the applicable securities laws of the states of the United States.

Section 1.2 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)	all references in this Agreement to a designated “Article”, “Part”, “Section”, “subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;

(c)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;

(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States and, for greater certainty, “$” and “U.S.$” means the lawful money of the United States;

(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(h)	in the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and

(i)	a matter shall be considered to be publicly disclosed only to the extent such matter is disclosed in one of the Corporation Public Documents that has been filed on SEDAR.

Section 1.3           Control

(a)	For the purposes of this Agreement:

(i)	a Person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by such Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(ii)	a Person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by such Person and such Person is able to direct the business and affairs of the entity; and

(iii)	the general partner of a limited partnership Controls the limited partnership.

(b)	A Person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.

(c)	A Person is deemed to Control, within the meaning of Section 1.3(a)(i) or Section 1.3(a)(ii), an entity if the aggregate of:

(i)	any securities of such entity that are beneficially owned by that Person; and

(ii)	any securities of such entity that are beneficially owned by any entity Controlled by that Person;

is such that, if such Person and all of the entities referred to in Section 1.3(c)(ii) that beneficially own securities of such entity were one Person, such Person would Control such entity.

Section 1.4           Knowledge

References in this Agreement to “the knowledge of the Corporation”, “the Corporation’s knowledge” or words of similar import means the actual knowledge of the Chief Executive Officer or the Chief Financial Officer of the Corporation, after making due inquiry of other responsible officers and employees of the Corporation and/or its Subsidiaries, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Entities or to perform any search of any public registry office or system.

Section 1.5           Schedules

Attached to and forming part of this Agreement are the following schedules:

Schedule A – Form of Restated Note

Schedule B – Form of United States Subscribers Representation Letter

Article 2
Subscription

Section 2.1           Restatement of Note

Subject to the terms and conditions of this Agreement, on the Restatement Date, the Corporation and Strul will restate the indebtedness issued under the Existing SPA, the Existing Subscription Agreement, and the senior secured note dated as of May 28, 2020 issued by the Corporation to Strul (the “Original Note”) in the form of the Restated Note, which will be a combination of the indebtedness under the Existing SPA, the Existing Subscription Agreement, the Original Note and the originally executed secured convertible debenture in the amount of $11,500,000 (the “2019 Debenture”) issued under the Existing Subscription Agreement (such restatement, the “Restatement”). The Restated Note will have a principal amount of U.S.$13,000,000 and be in the form attached hereto as Schedule “A”.

Section 2.2           Restatement of Existing SPA

(a)	Subject to the terms and conditions of this Agreement, the parties agree that the Existing SPA shall, as of the Restatement Date, be amended and restated (but without novation of existing obligations) to read in its entirety as set out herein.

(b)	Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Corporation under the Existing SPA and all of the claims and causes of action arising against the Corporation thereunder in respect of all matters, events, circumstances and obligations arising or existing prior to the Restatement Date shall continue, survive and shall not be merged in the execution of this Agreement or any other Transaction Document and such covenants, representations and warranties under the Existing SPA shall be deemed for all purposes to be the representations, warranties and covenants of the Corporation hereunder with respect to any time prior to the Restatement Date and any such claims or causes of action prior to the Restatement Date shall be deemed for all purposes to be claims and causes of action against the Corporation hereunder.

(c)	Each of the Transaction Documents, including the Security Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and each such Transaction Document is hereby ratified and confirmed and shall from and after the Restatement Date continue in full force and effect.

Article 3
COVENANTS and ACKNOWLEDGEMENTs

Section 3.1           Mutual Covenants

Subject to the terms and conditions of this Agreement, each of the Corporation and Strul agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective all related matters contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts to:

(a)	defend all lawsuits or other legal proceedings challenging this Agreement;

(b)	cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Restatement;

(c)	effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any applicable Securities Laws or any other Applicable Law relating to the Restatement; and

(d)	execute and deliver such documents as the other Party may reasonably require in order to consummate the Restatement; and

(e)	fulfill all conditions to the Restatement.

Further, none of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act or require shareholder approval under the rules and regulations of the Principal Market and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act or the rules and regulations of the Principal Market, with the issuance of Securities contemplated hereby.

Section 3.2           Governmental Authorizations

(a)	Strul and the Corporation shall use their reasonable best efforts to prepare and file as soon as reasonably practicable with each applicable Governmental Entity all filings and requests for such Governmental Authorizations as may be necessary, proper or advisable to consummate the Restatement and the conversion of the Restated Note into Conversion Shares in accordance with the terms of the Restated Note, as determined by Strul, acting reasonably. Strul and the Corporation shall diligently pursue and use their reasonable best efforts to obtain such Governmental Authorizations as soon as reasonably practical and will cooperate with each other in seeking such Governmental Authorizations. To such end, Strul and the Corporation agree to make available the personnel and other resources of their respective organizations in order to obtain all such Governmental Authorizations.

(b)	Each Party will promptly inform the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) of any material communication received by such Party from, or given by such Party to, any Governmental Entity from which any Governmental Authorization is requested regarding the Restatement and the conversion of the Restated Note into Conversion Shares, and will permit the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) to review any material communication given by it to, and consult with each other in advance of any response to, or meeting or conference with, any such Governmental Entity, and to the extent permitted by such Governmental Entity, give the other Party the opportunity to review such response and to attend and to participate in such meetings and conferences.

Section 3.3           Enforcement Costs

The Corporation and Strul agree that all reasonable costs and expenses incurred by the Corporation or Strul, including legal fees and disbursements, in the course of enforcing the covenants set forth in Section 3.1 and Section 3.2 of this Agreement shall be borne by the Corporation.

Section 3.4           Access to Information

Subject to Applicable Law, the Corporation shall provide Strul with:

(a)	reasonable access during normal business hours and upon reasonable advance notice to senior management and employees of the Corporation and its Subsidiaries, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s or its Subsidiaries’ business or operations; and

(b)	such other information or reports reasonably requested by Strul and that are reasonably available to, or producible by, the Corporation or its Subsidiaries.

Section 3.5           Acknowledgements of Strul

(a)	The Restated Note shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE RESTATED NOTE].”

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.”

(b)	Any certificates representing the Conversion Shares issued after conversion of the Restated Note shall bear the following legends as applicable, and until such time as the same is no longer required under applicable statutory or TSX requirements:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE RESTATED NOTE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX.”

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Section 3.6           Listing

The Company shall use its reasonable commercial efforts to maintain the Common Shares’s listing or authorization for quotation (as the case may be) on one of the Principal Market, The New York Stock Exchange, the NYSE American, the Nasdaq Global Market, the Nasdaq Global Select Market or the Toronto Stock Exchange (each, an “Eligible Market”). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3.6.

Section 3.7           Fees

The Company shall reimburse Strul for all reasonable costs and expenses (whether the transaction is consummated or not) incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including, without limitation, as applicable, all reasonable and documented legal fees and disbursements of Eversheds Sutherland (US) LLP and McMillian LLP, counsel to Strul, and any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents and due diligence and regulatory filings in connection therewith) (the “Transaction Expenses”).

Article 4
REPRESENTATIONS AND WARRANTIES

Section 4.1           Representations and Warranties of Strul

Strul hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):

(a)	Organization and Good Standing. Strul is duly organized and validly existing under the laws of the United States.

(b)	Due Authorization.

(i)	The execution, delivery and performance by Strul of the Transaction Documents and the consummation by Strul of the transactions contemplated hereby and thereby are within its corporate powers and have been duly authorized, and no other corporate proceedings on the part of Strul are necessary to authorize the execution, delivery and performance of the Transaction Documents, or the transactions contemplated hereby and thereby; and

(ii)	this Agreement has been duly executed and delivered by Strul and when duly executed and delivered by each of the Parties, this Agreement will constitute a legal, valid and binding agreement of Strul enforceable against it in accordance with its terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c)	Governmental Authorization. The execution, delivery and performance by Strul of the Transaction Documents, and the consummation by Strul of the transactions contemplated thereby, require no action by or in respect of, or filing with or approval from, or consent or authorization from, any Governmental Entity, other than (i) filings under applicable Securities Laws; and (ii) any actions, filings or approvals the absence of which would not reasonably be expected to materially impair the ability of it to complete the transactions contemplated by this Agreement.

(d)	Non-Contravention. The execution, delivery and performance by Strul of the Transaction Documents, and the consummation by Strul of the transactions contemplated thereby, do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents of Strul or resolutions of the shareholders or directors (or any committee thereof) of Strul, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (iii) require any consent or other action by any Person under, or constitute, with or without notice or lapse of time or both, a breach of any material contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of clauses (ii) and (iii) above, as would not be reasonably expected to adversely affect the ability of Strul to consummate the transactions contemplated by this Agreement.

(e)	Investment Representations.

(i)	Strul is purchasing the Restated Note as principal, for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution and Strul has not been created, and is not used, solely to purchase or hold securities in reliance on an exemption from the prospectus requirements of Canadian Securities Laws.

(ii)	Strul acknowledges that it is not resident in Canada.

(iii)	Strul is an “accredited investor” as defined in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators under paragraph (m).

(iv)	Strul acknowledges that it has not purchased the Restated Note as a result of any general solicitation or general advertising, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (print or electronic) or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(v)	Strul is a U.S. Accredited Investor purchasing the Restated Note directly from the Corporation for its own account and not for the benefit of any other person, or if Strul is purchasing the Restated Note as agent for any beneficial purchaser, both Strul and such beneficial purchasers are U.S. Accredited Investors, and Strul has completed the United States Subscribers Representation Letter attached as Schedule B hereto and identified in Schedule B the appropriate category of U.S. Accredited Investor that correctly and in all respects describes Strul and any such beneficial purchasers, as applicable.

(vi)	Strul agrees to the additional terms included in Schedule B hereto.

(vii)	The subscription for the Restated Note by Strul does not or will not contravene any of the applicable Securities Laws in the jurisdiction in which Strul is resident and does not trigger any obligation to prepare and file a prospectus, registration statement or similar document, on the part of the Corporation, or any obligation of the Corporation to complete and file report(s) of trades in such jurisdiction.

(viii)	Strul is entitled under applicable Securities Laws in the jurisdiction in which Strul is resident to purchase the Restated Note without the benefit of a prospectus qualified or a registration statement (or equivalent) declared effective under such Securities Laws.

(ix)	The funds representing the aggregate purchase price in respect of the Restated Note which will be advanced by or on behalf of Strul to the Corporation hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and Strul acknowledges that the Corporation may in the future be required by law to disclose Strul’s name and other information relating to this Agreement, on a confidential basis, pursuant to the such legislation.

(f)	Securities Ownership. As at the Restatement Date Strul beneficially owns and exercises control or discretion over 2,880,000 common shares of the Corporation.

(g)	Finder’s Fee. There is no Person acting on Strul’s behalf in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.

(h)	Confirmations. Strul confirms that it:

(i)	has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Corporation;

(ii)	is capable of assessing the proposed investment in the Corporation as a result of its own experience;

(iii)	is aware of the characteristics of the Restated Note and the risks relating to ownership thereof; and

(iv)	is able to bear the economic risks of, and understand a complete loss of, its investment.

(i)	No Representations. Strul confirms that neither the Corporation nor any of its representative directors, employees, officers or Affiliates, have made any representations (written or oral) to Strul:

(i)	regarding the future value of the Securities;

(ii)	that any person will resell or repurchase the Securities; or

(iii)	that any person will refund the purchase price of the Securities,

other than as provided herein.

Section 4.2           Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to Strul, and acknowledges that Strul is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):

(a)	Organization and Good Standing. The Corporation and each of its Subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all material corporate filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it.

(b)	Capitalization, Ownership of Subsidiaries.

(i)	The Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which, as of the Restatement Date, there are 67,654,729 Common Shares issued and outstanding and an unlimited number of preferred shares, of which, as of the Restatement Date, there are none outstanding.

(ii)	All of the outstanding shares or other equity interests of the Corporation and of each of its Subsidiaries have been fully paid and have been validly issued in compliance with the Constating Documents of the Corporation and each Subsidiary, as applicable, and in compliance with Applicable Law and not in violation of or subject to any Encumbrance or pre-emptive rights or other contractual rights to purchase securities issued by the Corporation or any of the Subsidiaries or any other claim of any third party, other than as set forth in the Corporation Public Documents.

(iii)	The Company maintains an effective resale registration statement (or resale prospectus) and within sixty (60) days following the Restatement Date will register the resale of the Conversion Shares and the issuance of the Conversion Shares (together with any replacement registration statement from time to time, a “Resale Registration Statement”) and the Resale Registration Statement, at all times from and after sixty (60) days following the Restatement Date, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations of the SEC promulgated thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Company shall not be required to maintain the effectiveness of any such resale registration statement (or resale prospectus) to the extent resales of the Conversion Shares thereunder would not be in compliance with applicable law, including state securities laws.

(c)	Due Authorization, Binding Obligation. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, are within the corporate powers of the Corporation and/or its Subsidiaries, as applicable, and have been duly authorized, and no other corporate proceedings on the part of the Corporation and/or its Subsidiaries, as applicable, are necessary to authorize the execution, delivery and performance of the Transaction Documents or the transactions contemplated thereby. Each of the Transaction Documents has been duly executed and delivered by the Corporation and/or its Subsidiaries, as applicable, and when duly executed and delivered in accordance with its terms by each of the parties thereto, each of the Transaction Documents will constitute a legal, valid and binding agreement of the Corporation and/or its Subsidiaries, as applicable, enforceable against the Corporation and/or its Subsidiaries, as applicable, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(d)	Purchased Shares and Conversion Shares.

(i)	No order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Entity having jurisdiction is in effect, pending or threatened that restricts any trades in any securities of the Corporation including any cease trade orders and, to the knowledge of the Corporation, no facts or circumstances exist which would reasonably be expected to give rise to any such order, ruling or decision or other similar claims or investigations.

(ii)	The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the Nasdaq and the Corporation is in compliance in all material respects with all of the listing conditions on the TSX and the Nasdaq, except as described in the Corporation Public Documents relating to the letters received from Nasdaq relating to non-compliance with the minimum bid price and market value of listed securities listing rules. The Corporation has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the Nasdaq.

(iii)	The Conversion Shares have been duly authorized for issuance and sale by all necessary action on the part of the Corporation and, when issued and delivered by the Corporation in accordance with the terms of this Agreement, will have been validly issued and will be outstanding as fully paid and non-assessable, will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Corporation, will be listed and posted for trading on an Exchange and will be freely tradeable, subject to any applicable resale restrictions, including applicable hold periods imposed by the applicable Securities Laws.

(e)	Securities.

(i)	The forms of certificates representing the Restated Note have been approved by the board of directors of the Corporation and adopted by the Corporation and complies with all Applicable Law.

(ii)	The Restated Note has been duly authorized for issuance and sale by the Corporation.

(iii)	At all times prior to the full conversion of the Restated Note, the Corporation will be in a position to issue such number of Conversion Shares in accordance with the terms of the Restated Note and will be permitted to do so under applicable rules and regulations of an Exchange.

(f)	Non-Contravention. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents or resolutions of the shareholders or directors (or any committee thereof) of the Corporation, or (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law.

(g)	Compliance with Laws. Except as described in the Corporation Public Documents relating to the letters received from Nasdaq referred to in Section 4.2(d)(ii) hereof, the Corporation and its Subsidiaries are and have been, in all material respects, in compliance with, and conduct their businesses, in all material respects, in conformity with, all Applicable Laws. There is no pending or, to the knowledge of the Corporation, proposed change to any laws applicable to the Corporation or its Subsidiaries that would render illegal or materially restrict the business of the Corporation and its Subsidiaries or have a Material Adverse Effect.

(h)	Reporting Issuer Status. The Corporation is a reporting issuer in each of the Canadian Reporting Jurisdictions. The Corporation is in compliance in all material respects with applicable Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian Securities Regulators of the Canadian Reporting Jurisdictions.

(i)	Off-Balance Sheet Arrangements and Liabilities. There are no current or pending off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or any Subsidiary, and the Corporation and its Subsidiaries do not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the financial statements of the Corporation or the Corporation Public Documents.

(j)	Books and Records. The minute books and records of the Corporation and its Subsidiaries which the Corporation has made available to Strul in connection with its due diligence investigation of the Corporation and its Subsidiaries are all of the minute books and all of the records of the Corporation and its Subsidiaries for the past two years and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects for that period.

(k)	No Material Changes.

Since September 30, 2021, except as disclosed in the Corporation Public Documents:

(i)	there has not been any material change in the share capital or long-term debt of the Corporation or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Corporation on any class of shares;

(ii)	neither the Corporation nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Corporation and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Corporation and its Subsidiaries taken as a whole; and

(iii)	there has not occurred any Material Adverse Effect.

(l)	No Violation or Default. Except as disclosed in the Corporation Public Documents or disclosed to Strul, neither the Corporation nor any of its Subsidiaries is (i) in violation of its Constating Documents, (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Corporation or any of its Subsidiaries is a party or subject or by which the Corporation or any of its Subsidiaries is bound or to which any of the property or assets of the Corporation or any of its Subsidiaries is subject, or (iii) in a material violation of any Applicable Laws or Governmental Authorizations.

(m)	Legal Proceedings. Except as disclosed in the Corporation Public Documents, there are no material legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Corporation or any of its Subsidiaries is or may be a party or to which any property of the Corporation or any of its Subsidiaries is or may be subject and no such investigations, actions, suits or proceedings are, to the knowledge of the Corporation, threatened or contemplated by any Governmental Entity or threatened by others.

(n)	Continuous Disclosure. The Corporation is in compliance in all material respects with its continuous disclosure obligations under Canadian Securities Laws, and, without limiting the generality of the foregoing, there has been no material change that has occurred which has not been publicly disclosed. The information and statements in the Corporation Public Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time that any such documents were filed on SEDAR and, as of the respective dates filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), did not contain an untrue statement of a material fact and did not omit to state any material fact that was required to be stated or necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. The Corporation has not filed any confidential material change reports which remain confidential as at the Restatement Date.

(o)	Disclosure Controls. The Corporation has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to the Corporation and its Subsidiaries is made known to the Corporation’s Chief Executive Officer and Chief Financial Officer with respect to the preparation of annual and interim filings.

(p)	Accounting Controls. The Corporation and its Subsidiaries maintain systems of “internal control over financial reporting” that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Except as disclosed in the Corporation Public Documents, since the date of the most recent balance sheet of the Corporation publicly disclosed by the Corporation, the Corporation’s auditors and the audit committee of the board of directors of the Corporation have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting. There are no known material weaknesses in the Corporation’s internal controls.

(q)	No Unlawful Payments. Neither the Corporation nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Corporation or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, unlawful rebate, unlawful payoff, influence payment, unlawful kickback or other unlawful payment.

(r)	Compliance with Money Laundering Laws. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which the Corporation and its Subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Entity or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.

(s)	No Broker’s Fees. Neither the Corporation nor any of its Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against Strul for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by the Transaction Documents.

(t)	Insurance. The Corporation and its Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

(u)	Independent Accountants. Grant Thornton LLP, which has audited certain financial statements of the Corporation, is an independent registered public accounting firm with respect to the Corporation within the applicable rules and regulations adopted by all applicable securities regulators and as required by the Securities Act (British Columbia). There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with Grant Thornton LLP.

(v)	Royalties. Other than as disclosed in the Corporation Public Documents, the Corporation and its Subsidiaries do not have any obligations to pay any amounts now or in the future in the form of royalties, other than Taxes of general application payable to Governmental Entities.

(w)	Taxes. All tax returns required to be filed with any taxing authority by or on behalf of the Corporation and each of the Subsidiaries were filed when due with all appropriate taxing authorities in accordance with all Applicable Laws and were correct in all material respects. The Corporation and each of the Subsidiaries have timely paid (or withheld and remitted) to the appropriate taxing authority all Taxes due and payable (or to be withheld and remitted) by any of them under Applicable Law. The charges, accruals and reserves for Taxes with respect to the Corporation and the Subsidiaries reflected on the financial statements of the Corporation (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income Taxes) are adequate under IFRS to cover any Taxes accruing through the dates thereof, and since the dates thereof they have not incurred any material liability for Taxes other than in the ordinary course of business as disclosed and provided for in their books and records. There are no proceedings, investigations, audits or claims now pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing authority in respect of the Corporation or any of its Subsidiaries.

(x)	Solvency. Neither the Corporation nor any of its Subsidiaries has made any assignment for the benefit of its creditors nor has any receiving order been made against any of them under any bankruptcy or insolvency legislation of any jurisdiction, nor has any petition for such an order been served upon any of them, nor have any of them attempted to take benefit of any legislation with respect to financially distressed debtors, nor, after giving effect to the transactions contemplated by any of the Transaction Documents, will any of them be an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or under any bankruptcy or insolvency legislation applicable to them.

(y)	No Sale. Other than as disclosed in the Corporation Public Documents, there are no contracts, or any right or privilege capable of becoming an agreement, for the purchase of the Corporation or any Subsidiary or any of their businesses or material assets except in the ordinary course of business, and neither the Corporation nor, except as disclosed in the Corporation Public Documents, any Subsidiary has initiated, engaged in or maintained any discussions, conditions or proceedings with respect to its sale, merger, consolidation, liquidation or reorganization.

(z)	Long-Term and Derivative Transactions. Except as disclosed in the Corporation Public Documents, neither the Corporation nor any of its Subsidiaries has any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(aa)	Shareholder Loans. Except as disclosed in the Corporation Public Documents, the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding.

(bb)	Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it.

(cc)	Transfer Agent. Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares.

(dd)	Related Party Transactions. Except as disclosed in the Corporation Public Documents, neither the Corporation nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course as salaries, bonuses and director’s fees or the reimbursement of ordinary course expenses) and there are no contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.

(ee)	FDA. As to each product subject to the jurisdiction of the U.S. Food and Drug Administration (“FDA”) under the Federal Food, Drug and Cosmetic Act, as amended, and the regulations thereunder (“FDCA”) that is manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by the Company or any of its Subsidiaries (each such product, a “Pharmaceutical Product”), such Pharmaceutical Product is being manufactured, packaged, labeled, tested, distributed, sold and/or marketed by the Company in compliance with all applicable requirements under FDCA and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports, except where the failure to be in compliance would not have a Material Adverse Effect. There is no pending, completed or, to the Company’s knowledge, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (iii) imposes a clinical hold on any clinical investigation by the Company or any of its Subsidiaries, (iv) enjoins production at any facility of the Company or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with the Company or any of its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by the Company or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Material Adverse Effect. The properties, business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by the Company nor has the FDA issued a non-approvable letter for any product being developed or proposed to be developed by the Company.

(ff)	Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided the Strul or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that Strul will rely on the foregoing representations in effecting transactions in securities of the Company. Neither this Agreement nor any other Transaction Document, nor any certificate, statement, agreement or other documents furnished to Strul in connection herewith or therewith, nor any press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement contains (or, with respect to press releases, did not at the time of release contain) any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. To the Company’s knowledge, no event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that Strul does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.1.

(gg)	No General Solicitation; Brokers. Neither the Company, nor any of its Subsidiaries or Affiliates (as defined below), nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. There is no broker, investment banker, financial advisor, finder or other Person which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or Affiliates who might be entitled to any fee or commission for which the Company or any of its Subsidiaries or Affiliates will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

(hh)	No Integrated Offering. None of the Company, its Subsidiaries or any of their Affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their Affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.

Article 5
Participation Right

Section 5.1   Granting Participation Right

For so long as Strul is the holder of at least $1,000,000 in principal outstanding under the Restated Note, the Corporation shall grant to Strul a right to participate in future offerings as set forth in Section 5.2.

Section 5.2   Strul Participation Right

(a)	If at any time on or after the Restatement Date and prior to the second anniversary of the Restatement Date, the Corporation intends to complete a debt or equity financing (a “Third Party Financing”), the Corporation shall promptly give written notice to Strul (a “Financing Notice”) of such intention to complete the Third Party Financing, including a summary of all material terms thereof.

(b)	Upon receipt by Strul of a Financing Notice, Strul shall have two Business Days in which to notify the Corporation in writing of its intention to provide the Corporation with up to 25% of the Third Party Financing on the same terms as set forth in the Financing Notice.

(c)	If Strul does not respond to the Financing Notice within two Business Days of receipt, the Corporation shall be free to complete the Third Party Financing, provided that any Third Party Financing received in respect thereof is on terms no less favourable than those set out in the Financing Notice.

Article 6
CONDITIONS OF RESTATEMENT

Section 6.1   Timing of Restatement

The Restatement will, subject to the satisfaction or waiver of each of the conditions set forth in Section 6.2, Section 6.3 and Section 6.4, take place on the Restatement Date.

Section 6.2   Mutual Conditions of Restatement

The effectiveness of this Agreement and the restatement of the Restated Note is subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Parties and may be waived only by the mutual consent of the Parties:

(a)	the TSX Conditional Approval shall have been obtained;

(b)	Nasdaq shall not have raised any objection to the Restatement;

(c)	there shall not be in effect any Applicable Law that makes the Restatement illegal or otherwise prohibits or enjoins any Party from consummating the Restatement or that is made in connection with the Restated Note and imposes any material restrictions, limitations or conditions on either of the Parties; and

(d)	no Governmental Entity or any other Person shall have commenced any action or proceeding to enjoin the Restatement or to suspend or cease or stop trading the securities of the Corporation, and no Governmental Entity or any other Person shall have given written notice to any Party of its intention to commence any such action or proceeding.

Section 6.3   Conditions of Restatement for the Benefit of the Corporation

Strul acknowledges and agrees that the Restatement is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	Strul has delivered or caused to be delivered to the Corporation a properly completed and executed IRS Form W-9 certifying that Strul is exempt from U.S. federal backup withholding tax.

(b)	Strul has properly completed, signed and delivered to the Corporation the United States Subscribers Representation Letter attached as Schedule B attached hereto.

(c)	Strul has properly completed any other document required by applicable Securities Laws which the Corporation reasonably requests.

(d)	the representations and warranties of Strul set forth in this Agreement, including Schedule B hereto, are true and correct as of the Restatement Date in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date), except as would not, individually or in the aggregate, materially impede or delay the Restatement; and Strul has delivered a certificate so confirming to the Corporation executed by two authorized representatives of Strul and dated the Restatement Date;

(e)	Strul has delivered or caused to be delivered to the Corporation the following:

(i)	The 2019 Debenture to be marked cancelled;

(ii)	the originally executed Original Note issued under the Existing SPA to be marked cancelled;

(iii)	a termination and cancellation agreement with respect to the Existing Subscription Agreement and the 2019 Debenture;

(iv)	a global termination and release agreement with respect to all of the security granted by the Corporation and certain of its Subsidiaries in support of the 2019 Debenture issued under the Existing Subscription Agreement and satisfactory evidence that all such security has been discharged;

(v)	a termination agreement with respect to the subordination agreement dated as of May 28, 2020 between Strul Medical Group, LLC acting in its capacity as collateral agent and Strul Medical Group, LLC as a holder of the notes issued under the Existing Subscription Agreement; and

(f)	Strul has fulfilled or complied in all material respects with each of the covenants of Strul contained in this Agreement to be fulfilled or complied with by it on or prior to the Restatement Date, except as would not, individually or in the aggregate, have a Material Adverse Effect or materially impede or delay the Restatement; and Strul has delivered a certificate so confirming to the Corporation executed by two authorized representatives of Strul addressed to the Corporation and dated the Restatement Date.

Section 6.4   Conditions of Restatement for the Benefit of Strul

The Corporation acknowledges and agrees that the Restatement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of Strul and may be waived, in whole or in part, by Strul in its sole discretion:

(a)	the representations and warranties of the Corporation set forth in this Agreement are true and correct as of the Restatement Date in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date);

(b)	the Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Restatement Date;

(c)	the Corporation has delivered or caused to be delivered to Strul the following in form and substance satisfactory to Strul, acting reasonably:

(i)	a certificate of status, compliance, good standing or like certificate with respect to the Corporation and each Subsidiary, as applicable;

(ii)	certified copies of: (i) the Constating Documents of the Corporation and each Subsidiary; (ii) all resolutions of the board of the Corporation and each Subsidiary approving the entering into of the Transaction Documents to which it is a party and completion of the transactions contemplated by the Transaction Documents; and (iii) a list of the directors and officers authorized to sign agreements together with their specimen signatures;

(iii)	the originally executed Restated Note;

(iv)	each of the Reaffirmation Agreements and Security Assignment Agreements (other than with respect to the Existing Israeli Security Documents);

(v)	opinions of Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP, the Corporation’s corporate counsel in Canada and the United States, respectively, dated on or about the Restatement Date, in a form reasonably acceptable to Strul; and

(vi)	any documentation required by Strul in order to register, file or record the security created pursuant to the Security Documents (other than the Existing Israeli Security Documents) where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of such security.

(d)	each of the Security Assignment Agreements and the Reaffirmation Agreements (other than the Existing Israeli Security Documents) shall have been duly executed in form and substance satisfactory to Strul and its counsel, acting reasonably, and delivered to Strul and all such documents and the Security Documents will be in full force and effect and will not have been modified, and the Corporation shall have delivered to Strul evidence that all Encumbrances pursuant to the Security Documents (other than the Existing Israeli Security Documents) continue to be duly perfected and registered in all relevant jurisdictions of the Collateral and any other relevant jurisdiction as required by Strul and its counsel;

(e)	all material Governmental Authorizations and all other material third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable for the Restatement and the conversion of the Restated Note into Conversion Shares in accordance with the terms of the Restated Note, as determined by Strul, acting reasonably, shall have been obtained or received on terms that are acceptable to Strul, acting reasonably;

(f)	as of the Restatement Date there shall not have occurred, and the Corporation shall not have incurred or suffered, a Material Adverse Effect;

(g)	no take-over bid or third-party proposal to effect a transaction resulting in a change of Control or a sale of substantially all of the assets of the Corporation (such transaction, an “Other Transaction”) shall have been completed and no take-over bid shall be outstanding and no agreement, commitment or understanding to effect an Other Transaction shall have been entered into by the Corporation; and

(h)	no Event of Default (as defined in the Restated Note), or event which, with notice or lapse of time or both, would constitute an Event of Default, will have occurred and be continuing.

Section 6.5   New Israeli Security Documents

The Corporation shall: (a) cause Neovasc Medical Ltd. to obtain approval of the IIA within 90 days of the date hereof (or such later date as may be agreed to in writing by Strul) to the granting of the security interest over intellectual property and know how funded by the IIA under the Israeli law governed debenture included in the New Israeli Security Documents; and (b) no more than 10 days after the date of such approval being obtained, (i) grant the New Israeli Security Documents, (ii) fully cooperate in ensuring that all necessary or desirable security registrations in respect of the same are effected in such jurisdictions as Strul may require, and (iii) deliver an opinion letter of such Subsidiary’s Israeli counsel regarding all customary matters regarding the New Israeli Security Documents (all in form and substance satisfactory to Strul acting reasonably), including without limitation due authorization, execution and delivery, enforceability, validity and registration of security, and the absence of any prior-registered encumbrances.

Section 6.6   Notice and Cure

(a)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b)	Notification provided under this Section 6.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Article 7
INDEMNIFICATION

Section 7.1   Indemnification by the Corporation

The Corporation agrees to defend, indemnify, save, and hold harmless, discharge and release Strul and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by Strul arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by the Corporation in this Agreement, including Schedule B hereto, or in any certificate delivered pursuant to this Agreement; and

(b)	any breach of any covenant of the Corporation in this Agreement;

in each case, excluding any Losses suffered or incurred by Strul as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, Strul. Strul hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and the Corporation agrees that Strul may enforce such indemnities in favour and for the benefit of such Persons.

Section 7.2   Indemnification by Strul

Strul agrees to defend, indemnify, save and hold harmless, discharge and release the Corporation and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Corporation arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by Strul in this Agreement, including Schedule B hereto, or in any certificate delivered pursuant to this Agreement; and

(b)	any breach of any covenant of Strul in this Agreement;

in each case, excluding any Losses suffered or incurred by the Corporation as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Corporation. The Corporation hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and Strul agrees that the Corporation may enforce such indemnities in favour and for the benefit of such Persons.

Article 8
termination

Section 8.1   Termination

This Agreement may be terminated by mutual written agreement of the Parties.

Section 8.2   Effect of Termination

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except as otherwise expressly contemplated hereby, and provided that this Section 8.2, 7 and 9shall survive, and provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party of any liability arising prior to such termination.

Article 9
MISCELLANEOUS

Section 9.1   Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

Section 9.2   Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

if to Strul:

[REDACTED]

with a copy to:

[REDACTED]

if to the Corporation:

[REDACTED]

with a copy to:

[REDACTED]

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.2.

Section 9.3   Assignment

The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party.

Section 9.4   Entire Agreement; Amendments and Waivers

The Parties agree that this Agreement, including Schedule B hereto, and the Transaction Documents contain, for good and valuable consideration, the entire agreement of Strul and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties. No waiver by any Party of any of the provisions hereof or of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular provision or breach so waived and shall not limit or affect any rights with respect to any other provision or any other or future breach.

Section 9.5   No Novation of Debt

The Parties hereby acknowledge and agree that notwithstanding any reference to the words “purchase”, “acquire” or any other similar term used in this Agreement with respect to the interest of Strul in the Restated Note, this Agreement does not represent new debt obligations by the Corporation nor novates any existing debt. Nothing herein contained shall be construed as a substitution or novation of the debt obligations outstanding under the Existing SPA, the Security Documents or any instruments securing the same, which shall remain in full force and effect, except as expressly modified hereby, by the Reaffirmation Agreements, the Security Assignment Agreements or by another Transaction Document.

Section 9.6   Expenses

All reasonable costs and expenses incurred by Strul in connection with the transactions contemplated in the Transaction Documents shall be borne by the Corporation.

Section 9.7   Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of Strul and the Corporation and their respective successors and permitted assigns.

Section 9.8   Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

Section 9.9   Further Assurances

Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

Section 9.10 Time of Essence

The Parties agree that time is of the essence in this Agreement.

Section 9.11 Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers on the date first appearing above.

STRUL MEDICAL GROUP LLC

By:	/s/ Lisa R. Hurd
Authorized Signatory

Neovasc Inc.

By:	/s/ Chris Clark
Authorized Signatory

[Signature page – Subscription Agreement]

Schedule A
Form of Restated Note

(see attached)

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER MARCH 23, 2022.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION’S TRANSFER AGENT.

NEOVASC INC.

Suite 5138-13562 Maycrest Way

Richmond, BC, V6V 2J7

RESTATED SENIOR SECURED CONVERTIBLE NOTE

PRINCIPAL: US$13,000,000	March 23, 2022

FOR VALUE RECEIVED, Neovasc Inc. (the “Corporation”) promises to pay to Strul Medical Group LLC (the “Holder”) at such place as the Holder may by notice in writing to the Corporation direct the principal sum of THIRTEEN MILLION DOLLARS in lawful money of the United States of America (US$13,000,000) (the “Principal”). Subject to the provisions of this restated senior secured convertible note (this “Note”), the Principal shall become due and payable on December 31, 2025 (the “Maturity Date”).

This Note is subject to the terms and conditions set out below.

Article 1
INTERPRETATION

1.1	Definitions

As used herein, the following expressions shall have the following meanings:

(a)	“Assignment Agreements” means collectively, (i) the U.S. law governed security assignment and transfer agreement dated as of the date hereof between Strul Medical Group, LLC, as collateral agent, and Holder (the “US Security Assignment”); and (ii) the Canadian law governed security assignment and transfer agreement dated as of the date hereof between Strul Medical Group, LLC, as collateral agent, and Holder (the “Canadian Security Assignment”).

Secured Convertible Note

(b)	“Business Day” means a day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia but does not in any event include a Saturday or a Sunday or a statutory holiday under applicable Canadian law.

(c)	“Capital Reorganization” has the meaning ascribed thereto in Subsection 3.4(b).

(d)	“Closing Date” means the date first written above on the front page of this Note.

(e)	“Common Share Reorganization” has the meaning ascribed thereto in Subsection 3.4(a).

(f)	“Common Shares” means common shares of the Corporation, as such shares were constituted on the date hereof, as the same may be reorganized or reclassified pursuant to any of the events set out in Section 3.4.

(g)	“Conversion Price” means the price per Common Share at which this Note shall be convertible into Common Shares, which price shall be equal to US$1.00 per Common Share, subject to adjustment from time to time pursuant to Section 3.4.

(h)	“Corporation” has the meaning ascribed thereto in the first paragraph of this Note.

(i)	“Date of Conversion” has the meaning ascribed thereto in Subsection 3.2(c).

(j)	“Debtor Relief Law” means Title 11 of the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or any State or other subdivision thereof, from time to time in effect.

(k)	“Event of Default” has the meaning ascribed thereto in Section 7.1.

(l)	“Excluded Taxes” means any of the following Taxes imposed on or with respect to the Holder (or any beneficial owner of this Note) or required to be withheld or deducted from a payment to the Holder (or any beneficial owner of this Note) (i) Taxes imposed on or measured by net income or capital (however denominated), franchise Taxes, and branch profits Taxes, in each case, imposed as a result of the Holder (or any beneficial owner of this Note) being organized under the laws of, or having its applicable office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), (ii) Taxes attributable to the Holder’s failure to timely provide such certification, identification, or documentation if the receipt of certification, identification, or documentation is required by applicable law as a precondition to exemption from or a reduction in the rate of deduction or withholding from such Taxes, (iii) Taxes that would not have been so imposed but for the existence of any present or former connection between the Holder and the relevant taxing jurisdiction, including maintaining a permanent establishment or other physical presence in such jurisdiction, (iv) any backup withholding Tax imposed in the United States, (v) any withholding Taxes imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (or any amended or successor version of such Sections that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to such Sections and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among governmental authorities and implementing such Sections, and (vi) any withholding Taxes imposed on payment to the Holder by reason of the Holder being a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) or by reason of the Holder not dealing at arm’s length with a specified shareholder of the Corporation.

(m)	“Guarantees” means, collectively, (i) the U.S. law governed guaranty dated as of May 28, 2020 executed and delivered by Neovasc Medical Inc. Neovasc Tiara Inc., Neovasc (US) Inc. and Neovasc Medical Ltd. in favour of Strul Medical Group, LLC, in its capacity as collateral agent, as modified by the applicable Reaffirmation Document and (ii) the Israeli law governed guaranty by Neovasc Medical Ltd. in favour of Strul Medical Group, LLC, to be executed and delivered by Neovasc Medical Ltd. in favour of the Holder (the “Israeli Guaranty”) pursuant to Section 6.1(r), and “Guarantee” means any one of them.

(n)	“Holder” has the meaning ascribed thereto in the first paragraph of this Note.

(o)	“Indebtedness” means, with respect to the Corporation or any Subsidiary, all and any indebtedness of the Corporation or any Subsidiary, as applicable, whether absolute or contingent.

(p)	“Interest” has the meaning ascribed thereto in Section 2.3

(q)	“Maturity Date” has the meaning ascribed thereto in the first paragraph of this Note.

(r)	“Nasdaq” means the Nasdaq Stock Market LLC.

(s)	“National Instrument 45-102” means National Instrument 45-102 - Resale of Securities together with the companion policy thereto.

(t)	“Person” means an individual, partnership, corporation, trust or other business or legal entity.

(u)	“Principal” has the meaning ascribed thereto in the first paragraph of this Note, as reduced pursuant to the terms hereof pursuant to any prepayment, conversion or otherwise.

(v)	“Reaffirmation Agreements” (i) the Canadian law governed reaffirmation of security dated as of the date hereof by the Corporation and certain Subsidiaries of the Corporation (the “Canadian Reaffirmation”); (ii) the U.S. law governed reaffirmation of security dated as of the date hereof by the Corporation and certain of its Subsidiaries (the “US Reaffirmation”);

(w)	“Reaffirmation Documents” means collectively, the Reaffirmation Agreements and the Assignment Agreements.

(x)	“Restated Securities Purchase Agreement” means the restated securities purchase agreement dated as of the date hereof executed and delivered by the Corporation to the Holder, which agreement restates the existing Securities Purchase Agreement dated as of May 26, 2020 between the Corporation and the Holder.

(y)	“Security Agreements” means, collectively, (i) each of the Canadian law governed security agreements dated as of May 28, 2020 granted by each of the Corporation, Neovasc Medical Inc. and Neovasc Tiara Inc. in favour of Strul Medical Group, LLC as collateral agent, as modified by the applicable Reaffirmation Document; (ii) the U.S. law governed U.S. security and pledge agreement dated as of May 28, 2020 granted by Neovasc (U.S.) Inc. in favour of Strul Medical Group, LLC, as collateral agent, as modified by the applicable Reaffirmation Document; (iii) the U.S. law governed intellectual property security agreement dated as of May 28, 2020 granted by the Corporation, Neovasc Medical Inc. and Neovasc Tiara Inc. in favour of Strul Medical Group, LLC, as collateral agent, as modified by the applicable Reaffirmation Document; (iv) the Israeli law governed first degree fixed pledge agreement to be executed by Corporation in favor of Holder (the “Israeli Share Pledge”) pursuant to Section 6.1(r); (v) the Israeli law governed debenture to be executed by Neovasc Medical Ltd. in favour of the Holder (the “Israeli Debenture”) pursuant to Section 6.1(r), (vi) any security agreement, pledge or other security document executed by a New Subsidiary in favor of the Holder, and “Security Agreement” means any one of them.

(z)	“Security Documents” means the Guarantees and the Security Agreements.

(aa)	“Security Interest” means the charge, pledge and grant of security interest in and to the assets of the Corporation and each Subsidiary granted by the Corporation and each Subsidiary in favour of the Holder under the Security Agreements.

(bb)	“Security Release Date” means the date upon which the Principal and Interest have been repaid in full in accordance with the terms of this Note.

(cc)	“Subsidiaries” means each of (i) Neovasc Medical Ltd., (ii) Neovasc Medical Inc., (iii) Neovasc Tiara Inc., (iv) Neovasc (US) Inc., and (v) each other Person which at the time has $100,000 or more in assets in which the Corporation directly or indirectly (x) owns or acquires any of the outstanding capital share or holds any equity or similar interest of such Person or (y) controls or operates all or any part of the business, operations or administration of such Person (any such Subsidiary pursuant to clauses (v)(x) or (v)(y) of this definition, a “New Subsidiary” and, collectively, the “New Subsidiaries”); and “Subsidiary” means any one of them.

(dd)	“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any governmental authority and whether disputed or not.

(ee)	“Transaction Documents” means, collectively, this Note, the Restated Securities Purchase Agreement, the Guarantees and the Security Documents, the Reaffirmation Documents, and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, in each case as such may be amended, restated or otherwise modified from time to time.

(ff)	“TSX” means the Toronto Stock Exchange.

(gg)	“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(hh)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

(ii)	“US$” means United States dollars.

1.2	Extended Meanings

The terms “hereto”, “hereby”, “hereunder”, “herein” and similar expressions refer to the whole of this Note and not to any particular Article, Section, clause or part hereof. Words importing the singular number only include the plural and vice versa and words importing gender include all genders.

1.3	Sections and Headings

The division of this Note into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Note.

1.4	Exhibit

The following is the Schedule which forms part of this Note:

Exhibit A:                  Notice of Conversion

Article 2
THE NOTE

2.1	Restatement

(a)	This Note amends and restates in its entirety that certain senior secured convertible note dated as of May 28, 2020 issued by the Corporation to the Holder (the “Original Secured Note”).

(b)	The amendment and restatement of the Original Secured Note shall be effective as of the date of this Note. All obligations and rights of the Corporation or the Holder arising out of or relating to the period commencing on the date hereof shall be governed by the terms and provisions of this Note; the obligations of and rights of the Company and the Holder (as defined in the Original Secured Note) arising out of or relating to the period prior to the date hereof shall continue to be governed by the Original Secured Note without giving effect to the amendment and restatements provided for herein. This Note shall not constitute a novation or termination of the Corporation’s obligations under the Original Secured Note or any other Transaction Document (as defined in the Original Secured Note; such documents, the “Existing Transaction Documents”) executed or delivered in connection therewith, but shall constitute effective on the date hereof an amendment and restatement of the obligations and covenants of the Corporation under such Transaction Documents (and the Corporation hereby reaffirms all such obligations and covenants, as hereby amended).

(c)	This Note does not extinguish the obligations for the payment of money outstanding under the Original Secured Note or discharge or release the obligations of the Corporation or any Subsidiary pursuant to the Existing Transaction Documents, the Liens granted in the Collateral pursuant to the Existing Transaction Documents or the priority of any mortgage, pledge, security agreement or any other security therefor. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Original Secured Note, the other Existing Transaction Documents or instruments securing the same, which shall remain in full force and effect, except as expressly modified hereby, by the Reaffirmation Documents or by another Transaction Document. Nothing expressed or implied in this Note shall be construed as a release or other discharge of the Corporation or any other Subsidiary from any of its obligations or liabilities under the Original Secured Note or any other Existing Transaction Document. It is the intent of the parties that the security interests and Liens granted in the Collateral under and pursuant to the Existing Transaction Documents shall continue in full force and effect. The Corporation hereby agrees to execute and deliver all agreements, documents and instruments and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable, as determined by the Holder, to ensure that the Liens pursuant to the Existing Transaction Documents continue to secure the obligations arising under this Note and under the other Transaction Documents.

2.2	Principal

The Holder agrees on the date hereof to continue and amend its existing loan to the Corporation under the Original Secured Note in the aggregate principal amount of $5,484,627.11.

A portion of the outstanding balance of the principal under that certain secured convertible debenture dated as of May 16, 2019, in an amount equal to $7,515,372.89, shall be cashlessly rolled into the Principal in satisfaction of such outstanding balance.

For the avoidance of doubt, the Holder makes no commitment to, and shall have no obligation to, advance any further principal amount under the terms of this Note.

2.3	Interest

Interest (“Interest”) shall accrue on the Principal during the period from the Closing Date until the Maturity Date, at a rate of 9% per annum (compounded quarterly), of which (x) 4% per annum shall be payable in cash in arrears on the last Business Day of December and June of each calendar year (each, an “Interest Payment Date”), and (y) 5% per annum shall be payable by adding the amount of Interest accrued at such rate on each Interest Payment Date to the Principal. To the extent that any Interest payable under clause (x) of this Section 2.3 remains unpaid after the period of time provided for in Section 7.1(a) has elapsed and the underlying Event of Default has not been waived in the sole discretion of Holder, the Holder shall have the right, but not the obligation, together with any and all other rights and remedies provided for at law or under this Note, to add the amount of any such unpaid Interest to the Principal. All accrued and unpaid Interest shall be payable on the Maturity Date or such earlier date as the Principal is due and payable hereunder. Interest shall be computed on the closing daily Principal of this Note on the basis of a 365 day year for the actual number of days elapsed in the period during which it accrues.

In all cases, Interest that is payable hereunder in cash shall, at the option of the Holder (in its sole discretion, as notified to the Corporation in writing no less than ten Business Days prior to the relevant Interest payment date), be payable on any due date by the Corporation either:

(a)	in cash in immediately available funds; or

(b)	subject to approval from the TSX and the Nasdaq, as applicable, by way of issuance to the Holder of Common Shares in an amount equal to the amount of Interest then payable calculated on the basis of a price per Common Share equal to the Conversion Price; provided that the terms set out in Article 3 in respect of any such conversion are in all cases complied with.

2.4	Maximum Interest

Notwithstanding anything herein or in the Security Documents to the contrary, in the event that any provision of this Note or a Security Document would oblige the Corporation to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Holder of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other applicable law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the original date of this Note to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Holder of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(a)	by reducing any fees or other amounts which would constitute interest for the purposes of section 347 of the Criminal Code (Canada) or any other applicable law; and

(b)	by reducing the amount or rate of Interest exigible under Section 2.3 of this Note.

2.5	Prepayment Right

(a)	Voluntary Prepayment. At any time prior to the Maturity Date, the Corporation may, upon three Business Days’ notice to the Holder, prepay, in whole or in part, any outstanding Principal; provided that concurrently therewith the Corporation shall also pay an amount equal to:

(i)	3% of the amount of Principal being so prepaid, if such prepayment is made prior to the first anniversary of the Closing Date;

(ii)	2% of the amount of Principal being so prepaid, if such prepayment is made on or after the first anniversary of the Closing Date but prior to the second anniversary of the Closing Date; or

(iii)	1% of the amount of Principal being so prepaid, if such prepayment is made on or after the second anniversary of the Closing Date but prior to the Maturity Date.

(b)	Tax Prepayment. At any time prior to the Maturity Date, the Corporation may, upon three Business Days’ notice to the Holder, prepay, in whole but not in part, the outstanding Principal if at such time the Corporation has become or would become obligated to pay to the Holder additional material amounts pursuant to Section 2.6 hereof as a result of any unavoidable amendment or change occurring after the date of this Note in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or of any change in an interpretation or application of such laws or regulations by any legislative body, court, governing agency, taxing authority or regulatory authority.

(c)	Outstanding Interest. Any prepayment under (a) or (b) shall also be accompanied by payment of all outstanding interest, fees and other amounts accrued pursuant to Section 2.6 hereof on the amount of outstanding Principal being so prepaid.

(d)	Warrants. Upon any prepayment prior to the Maturity Date, including under (a) or (b), the Corporation shall issue such number of Common Share purchase warrants (“Warrants”) that is equal to the amount of the prepayment divided by the Conversion Price. Each Warrant shall be exercisable into one Common Share and shall have an exercise price equal to the Conversion Price in effect at the time of issuance. The expiry date of the Warrants shall be the Maturity Date and the Warrants shall carry commercially reasonable terms and conditions, including standard adjustment provisions upon corporate reorganizations but without anti-dilution protection or participation rights, in all cases acceptable to the Holder at such time, acting reasonably.

2.6	Withholding Tax

The Corporation agrees that any and all payments made by the Corporation or any Subsidiary under, pursuant to, or in relation to, this Note or the Security Documents shall be made free and clear of, and without deduction for, any and all Taxes imposed by any jurisdiction as a consequence or result of any action taken by the Corporation or any Subsidiary, including the making of any payment. If the Corporation or any Subsidiary shall be required by law to deduct any Taxes or other Excluded Taxes from or in respect of any sum payable to the Holder, the sum payable to the Holder shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the Holder receives an amount equal to the sum it would have received had no such deductions been made. The Corporation hereby agrees to indemnify and hold harmless the Holder for the full amount of Taxes and for any incremental Taxes due to the Corporation’s (or any Subsidiary’s) failure to remit to the Holder the required receipts or other required documentary evidence or due to the Corporation’s (or any Subsidiary’s) failure to pay any Taxes when due to the appropriate taxing authority (including any Taxes imposed by any taxing authority on amounts payable under this paragraph in respect of any such withholding Taxes paid by the Holder on behalf of the Corporation (or any Subsidiary) and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally assessed). To the extent the Holder is entitled to an exemption from or reduction of withholding tax with respect to some or all of a payment on or with respect to this Note, the Holder shall deliver to the Corporation such properly completed and executed documentation as required by applicable law or as reasonably requested by the Corporation as will permit such payments to be made without withholding or at a reduced rate of withholding.

Article 3
RIGHT OF CONVERSION

3.1	Conversion Privilege

Subject to and upon compliance with the provisions of this Section 3.1, the Holder may, at its option from the date hereof until the Maturity Date, convert all or (if the entire outstanding Principal is more than US$100,000) part of the outstanding Principal and accrued and unpaid Interest (in whole multiples of US$1,000) into Common Shares at the Conversion Price, provided that at no time may the Holder hold more than 9.99% of the total, outstanding issued Common Shares. The Holder shall not have the right to convert any portion of this Note pursuant to its terms and conditions and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder, together with any Persons whose beneficial ownership of the Corporation’s Common Shares would be aggregated with the Holder’s for purposes of Section 13(d) of the U.S. Exchange Act, would collectively beneficially own, directly or indirectly, in excess of 9.99% of the Common Shares outstanding immediately after giving effect to such conversion.

3.2	Exercise of Conversion Privilege

(a)	Notice. In order to exercise the optional conversion privilege contained herein the Holder shall surrender this Note to the Corporation at its office set out on the face page hereof, accompanied by the duly completed written notice substantially in the form of Exhibit A attached hereto signed by the Holder stating that the Holder elects to convert this Note. Where there has been a partial conversion in accordance with the terms hereof, the Corporation shall as promptly as practicable deliver a replacement Note for the portion of the Principal and Interest outstanding not converted, if any.

(b)	Contract between the Holder and the Corporation. The surrender of this Note accompanied by notice given pursuant to Subsection 3.2(a) shall be deemed to constitute a contract between the Holder and the Corporation whereby the Holder subscribes for the number of Common Shares which it shall be entitled to receive on such conversion and the Holder releases the Corporation from all liability under this Note with respect to the Principal and any accrued but unpaid Interest. With respect to any Common Shares which are issued upon conversion, as required from time to time under the securities legislation which governs the Corporation or any hold period imposed by a regulatory authority, the Holder agrees to be bound by any applicable hold period. The certificates evidencing the Common Shares shall contain the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER MARCH 23, 2022.”

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFER PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION’S TRANSFER AGENT, DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

(c)	Date of Conversion. The date of receipt by the Corporation of this Note and the notice referred to in Subsection 3.2(a) is herein referred to as the “Date of Conversion” of this Note. Such conversion shall be deemed to have been effected immediately prior to the close of business on the Date of Conversion and at such time the rights of the Holder under this Note as the holder thereof shall cease.

3.3	No Fractional Common Shares

Notwithstanding anything herein contained, the Corporation shall in no case be required to issue fractional Common Shares upon the conversion of this Note. If any fractional interest in a Common Shares would, except for the provisions of this Section 3.3, be deliverable upon the conversion of all or any part of this Note, the number of Common Shares issuable to the Holder shall be rounded down to the nearest whole number of Common Shares.

3.4	Conversion Adjustment

The Conversion Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	Common Share Reorganization. If and whenever at any time after the date hereof the Corporation:

(i)	issues Common Shares or securities exchangeable for or convertible into Common Shares to the holders of the Common Shares as a stock dividend;

(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(iii)	subdivides or re-divides its outstanding Common Shares into a greater number of shares; or

(iv)	consolidates its outstanding Common Shares into a smaller number of shares,

(any of such events being called a “Common Share Reorganization”), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)	Capital Reorganization. If and whenever at any time after the date hereof there is a reclassification of the Common Shares outstanding at any time or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), the Holder, upon exercising the conversion privilege pursuant to Section 3.2 after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which the Holder was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled upon conversion of this Note. If determined appropriate by action of the directors of the Corporation, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 3.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3.4 will thereafter correspondingly be made applicable as nearly as may reasonably be practicable in relation to any shares, other securities or other property thereafter deliverable upon the exercise of the conversion privilege. Any such adjustment must be made by and set forth in an amendment to this Note approved by action of the directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.

3.5	Rules Regarding Calculation of Adjustment of Conversion Price

(a)	Cumulative. The adjustments provided for in Section 3.4 are cumulative and will, in the case of adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Section 3.5.

(b)	Minimum 1% Change. No adjustment in the Conversion Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided however that any adjustments which, except for the provisions of this Section 3.5, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)	Discretion of the Board. In case the Corporation after the date of this Note takes any action affecting the Common Shares, other than actions described in Section 3.4, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Holder hereunder, the Conversion Price will be adjusted in such manner, if any, and at such time, by action of the directors of the Corporation, but subject in all cases to any necessary regulatory approval. Failure to take any action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(d)	Disputes. If at any time a dispute arises with respect to adjustments provided for in Section 3.4, such dispute will be conclusively determined by a firm of independent chartered accountants as may be selected by mutual consent of the Corporation and the Holder and any such determination will be binding upon the Corporation, the Holder and shareholders of the Corporation. The Corporation will provide such firm of independent chartered accountants with access to all necessary records of the Corporation.

(e)	Notice of Event Requiring Adjustment. The Corporation will from time to time, as soon as is reasonably practicable after the occurrence of any event which requires an adjustment or readjustment as provided in Section 3.4, give written notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price.

(f)	Notice of Intention to Fix Record Date. The Corporation covenants to and in favour of the Holder that so long as any Principal hereunder remains outstanding, it will give written notice to the Holder of its intention to fix a record date for any event referred to in Section 3.4 (other than a subdivision or consolidation of Common Shares) which may give rise to an adjustment in the Conversion Price and, in each case, such notice must specify the particulars of such event, the record date and the effective date for such event; provided that the Corporation is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given.

3.6	Reservation of Sufficient Shares

The Corporation shall at all times when any part of this Note remains outstanding reserve and keep available out of its authorized but unissued Common Shares, for the purpose of effecting the conversion of this Note, such number of Common Shares as shall from time to time be sufficient to effect the conversion hereof. As a condition precedent to the taking of any action which would require an adjustment to the Conversion Price, the Corporation shall take any corporate action which may be necessary in order that the Corporation shall have unissued and reserved in its authorized capital, and may validly and legally issue, the shares to which the Holder is entitled on the full exercise of its conversion rights in accordance with the provisions hereof.

Article 4
SECURITY

4.1	Reaffirmation and Assignment of Security

As general and continuing collateral security for the due payment of the Principal, Interest and all other monies payable hereunder or from time to time secured hereby, the Corporation shall execute and deliver and shall cause each Subsidiary to execute and deliver the Reaffirmation Documents, in each case in form and substance satisfactory to the Holder, confirming the Security Interests granted by the Corporation and each such Subsidiary pursuant to the Security Agreements, as applicable, confirming the continuing validity of the Guarantees provided by each such Subsidiary, and assigning such Security Interest from Holder as collateral agent to Holder. The Corporation shall execute and deliver and shall cause each Subsidiary to validly execute and deliver each Reaffirmation Documents and all such other documents and instruments and security registrations as counsel to the Holder may reasonably request to grant and perfect the charge, pledge and grant of security interests in and to the collateral described in the Security Documents as contemplated hereby. Notwithstanding the foregoing, the general and continuing collateral security granted under each of the Israeli Share Pledge, Israeli Debenture and Israeli Guaranty shall be delivered and maintained in accordance with Section 6.1(r) of this Note.

4.2	Release of Security at Security Release Date

Notwithstanding any other provision set forth in this Note or in the Security Documents, on the Security Release Date, the Holder agrees to release any and all security interests provided for in this Note and in the Security Documents, and acknowledges that the security interests provided for in this Note and in the Security Documents will be terminated, and the Holder will, forthwith upon the receipt of a written request from the Corporation or any Subsidiary, execute and deliver such instruments and other documents as are necessary to give effect to such termination and to reassign to the Corporation or any Subsidiary, as applicable, or release any interest the Holder may have in any assets that are subject to the Security Documents.

Article 5
Holder Rights

5.1	Waiver

The Holder may waive in writing any breach by the Corporation of any of the provisions contained in this Note or any default by the Corporation in the observance or performance of any covenant or condition required to be observed or performed by the Corporation hereunder, provided that no such waiver or any other act, failure to act or omission by the Holder shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of the Holder resulting therefrom.

5.2	Change in Control

Upon the occurrence of a Change of Control (as defined below), the Holder shall have five Business Days to elect, by way of written notice to the Corporation, that the Corporation prepay the outstanding Principal and Interest, together with any other amounts payable hereunder, which aggregate amount will be payable in full by the Corporation within three Business Days of receipt of such written notice from the Holder.

A “Change of Control” shall be deemed to have occurred if:

(a)	any Person other than Persons that are holders of voting securities of the Corporation as of the Closing Date is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Exchange Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding voting securities;

(b)	individuals, who at the Closing Date constitute the board of directors of the Corporation, and any new director whose election by the board of directors of the Corporation, or whose nomination for election by the Corporation’s equity holders, was approved by a vote of at least one-half (1/2) of the directors then in office (other than in connection with a contested election), cease for any reason to constitute at least a majority of the board of directors of the Corporation;

(c)	the stockholders or members of the Corporation approve (i) a plan of complete liquidation of the Corporation or (ii) the sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets; or

(d)	a merger or consolidation of the Corporation with any other entity is consummated, other than:

(i)	a merger or consolidation which results in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the surviving entity’s outstanding voting securities immediately after such merger or consolidation; or

(ii)	a merger or consolidation which would result in the directors of the Corporation (who were directors immediately prior thereto) continuing to constitute more than 50% of all directors of the surviving entity immediately after such merger or consolidation, and in this paragraph (d), “surviving entity” shall mean only an entity in which all of the Corporation’s equity holders immediately before such merger or consolidation (determined without taking into account any equity holders properly exercising appraisal or similar rights) become stockholders by the terms of such merger or consolidation, and the phrase “directors of the Corporation (who were directors immediately prior thereto)” shall include only individuals who were directors of the Corporation at the Closing Date.

Article 6
Covenants

6.1	Covenants

Until this Note has been converted or otherwise satisfied in accordance with the terms hereunder:

(a)	Rank. All payments due under this Note shall be senior to all other Indebtedness of the Corporation and its Subsidiaries in right of payment and security, whether with respect to payment or redemptions, interest, damages, upon liquidation or dissolution or otherwise.

(b)	Incurrence of Indebtedness. The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, incur, guarantee, or assume any Indebtedness (other than (i) the Indebtedness evidenced by this Note and (ii) other Permitted Indebtedness (as defined in the Restated Securities Purchase Agreement)).

(c)	Existence of Liens. The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Corporation or any of its Subsidiaries (collectively, “Liens”) other than Permitted Encumbrances (as defined in the Restated Securities Purchase Agreement).

(d)	Restricted Payments. The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Note) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing; provided, however, the Corporation shall be permitted to redeem, defease, repurchase, repay or make any payments in respect of any Permitted Indebtedness owed to Holder.

(e)	Restriction on Redemption and Dividends. The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any dividend or distribution on any shares in the capital of the Corporation.

(f)	Restriction on Transfer of Assets. The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Corporation or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions or any of the Collateral (as defined in the Security Agreements), other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Corporation and its Subsidiaries in the ordinary course of business, and (ii) sales of inventory and product in the ordinary course of business.

(g)	Change in Nature of Business. The Corporation shall not, and the Corporation shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Corporation and each of its Subsidiaries as of the date hereof or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(h)	Preservation of Existence, Name, Etc. The Corporation shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the material properties owned or leased by it or in which the transaction of its material business makes such qualification necessary. The Corporation shall, and shall cause each of the Subsidiaries to, not change its legal name or adopt any other form of legal name without giving thirty (30) days’ prior written notice to the Holder.

(i)	Maintenance of Properties, Etc. The Corporation shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, in all material respects, with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(j)	Maintenance of Intellectual Property. The Corporation will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Corporation’s or such Subsidiaries’ rights to the Intellectual Property (as defined in the applicable Security Agreement) of the Corporation and/or such Subsidiary that are necessary or material to the conduct of its business in full force and effect.

(k)	Maintenance of Insurance. The Corporation shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations with respect to its properties and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(l)	Transactions with Affiliates. The Corporation shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate (as defined in the Restated Securities Purchase Agreement), except in the ordinary course of business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof, provided that transactions solely among the Corporation and its Subsidiaries that guarantee this Note shall not be restricted by this Section 6(m).

(m)	Restricted Issuances. The Corporation shall not, directly or indirectly, without the prior written consent of the Holder issue any securities that would cause a breach or default under this Note or the Warrants.

(n)	New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary or with a Person otherwise becoming a New Subsidiary, the Corporation shall cause such New Subsidiary to execute, and deliver to Holder of this Note, all Security Documents as requested by the Holder, to the extent required under the Security Documents or the Restated Securities Purchase Agreement. The Corporation shall also deliver to the Holder an opinion of counsel to such New Subsidiary that is reasonably satisfactory to the Holder covering such legal matters with respect to such New Subsidiary becoming a guarantor of the Corporation’s obligations, executing and delivering the Security Document and any other matters that the Holder may reasonably request. The Corporation shall deliver, or cause the applicable Subsidiary to deliver to the Holder, each of the physical share certificates of such New Subsidiary, along with undated share power of attorneys for each such certificates, executed in blank (or, if any such shares in the capital of the Corporation are uncertificated, confirmation and evidence reasonably satisfactory to the Holder that the security interest in such uncertificated securities has been transferred to and perfected by the Holder, in accordance with Sections 8-313, 8-321 and 9-115 of the Uniform Commercial Code, the Personal Property Security Act (British Columbia) or any other similar or local or foreign law that may be applicable).

(o)	Change in Collateral; Collateral Records. The Corporation shall, and shall cause each Subsidiary to, (i) give the Holder not less than thirty (30) days’ prior written notice of any change in the location of any Collateral (as defined in the Security Documents) or in the location of its jurisdiction of organization, its chief executive office, registered office or any of its places of business, hereto and with respect to which the Holder has filed financing statements and otherwise fully perfected its Liens thereon, (ii) advise the Holder promptly, in sufficient detail, of any material adverse change relating to the type, quantity or quality of the Collateral or the Lien granted thereon and (iii) execute and deliver, and cause each of its Subsidiaries to execute and deliver, to the Holder for the benefit of the Holder, such written statements and schedules as the Holder may reasonably require, designating, identifying or describing the Collateral.

(p)	Foreign Private Issuer. The Company will provide a written notice to Holder immediately upon becoming aware that Company is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(q)	Payment of Taxes. The Corporation and each Subsidiary shall (i) file when due all tax returns which the Corporation and each Subsidiary are required to file, which shall be true and complete in all material respects; (ii) pay, or provide for the payment, before delinquency, of all taxes, assessments and other governmental charges imposed upon it or upon its income or profits or in respect of its property, other than any such taxes, assessments or charges that are being contested in good faith through appropriate proceedings, with respect to which adequate reserves have been established in accordance with IFRS and where such contest operates to suspend collection of the contested tax, assessment or charge and enforcement of any related lien; and (iii) provide to the Holder, upon its reasonable request, satisfactory evidence of its timely compliance with the foregoing.

(r)	Innovation Authority (f/k/a Office of the Chief Scientist) of Israel Approval. The Corporation shall (i) cause Neovasc Medical Ltd. to obtain the Innovation Authority of Israel (the “IIA”) approval within 90 days of the date hereof (or such later date as may be agreed to by the Holder) to the granting of the security interest over intellectual property and know how funded by the IIA under the Israeli Debenture; and (ii) upon such approval being obtained, (A) immediately grant the Israeli Share Pledge, Israeli Debenture and Israeli Guaranty, (B) fully cooperate in ensuring that all necessary or desirable security-registrations in respect of the same are effected in such jurisdictions as the Holder may require, and (C) deliver an opinion letter of such Subsidiary’s Israeli counsel regarding all customary matters regarding the Israeli Share Pledge, Israeli Debenture and Israeli Guaranty (and in form and substance satisfactory to the Holder acting reasonably), including without limitation due authorization, execution and delivery, enforceability, validity and registration of security, and the absence of any prior-registered encumbrances.

(s)	SPA. Corporation shall cause all representation and warranties under the existing Securities Purchase Agreement dated as of May 26, 2020 between the Corporation and the Holder to remain true and correct as of the date hereof until the Maturity Date.

Article 7
EVENTS OF DEFAULT

7.1	Events of Default

The whole of the Principal and Interest remaining unpaid shall, at the option of the Holder, become immediately due and payable in each of the following events (each such event being herein called an “Event of Default”):

(a)	if the Corporation defaults in payment of any Principal or Interest owing under this Note when the same becomes due and such default shall continue for three Business Days after written notice thereof is given to the Corporation by the Holder;

(b)	if any Subsidiary defaults in any payment obligations in accordance with the terms of its Guarantee;

(c)	if the Corporation defaults in the performance or observance of any term, covenant or condition herein contained or contained in any Transaction Document of the Corporation or any Subsidiary defaults in the performance or observance of any term, covenant or condition of any Transaction Document of such Subsidiary, other than a term, covenant or condition whose default is specifically dealt with elsewhere in this Section 7.1, and such default shall continue for 15 Business Days after written notice thereof is given to the Corporation by the Holder; provided, however, that if such default cannot by its nature be cured within the 15 Business Day period or cannot after diligent attempts by the Corporation or the applicable Subsidiary be cured within such 15 Business Day period, and such default is likely to be cured within a reasonable time, then the Corporation or such Subsidiary, as applicable, shall have an additional period (which shall not in any case exceed 30 additional days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default;

(d)	if any representation or warranty or certification made or deemed to be made by the Corporation, any Subsidiary or any of their respective directors or officers in any Transaction Documents to which it is a party shall prove to have been incorrect in any material respect when made or deemed to be made, and if the circumstances giving rise to the incorrect representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct), the representation or warranty remains uncorrected for 15 Business Days after written notice thereof is given to the Corporation by the Holder;

(e)	if an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of the Corporation or any Subsidiary;

(f)	if the Corporation or any Subsidiary consents to or makes a general assignment for the benefit of creditors or makes a proposal under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws;

(g)	if Corporation or any Subsidiary commences a voluntary case or proceeding (or files a notice of intention to file a petition) under any Debtor Relief Law, or consents to the entry of a decree, order, judgment or other similar document in respect of the Corporation or any Subsidiary in an involuntary case or proceeding under any applicable Debtor Relief Law, or the occurrence of any other similar federal, state or foreign proceeding within the United States;

(h)	if any Person takes any action to commence a Uniform Commercial Code foreclosure sale or any other similar action under the Personal Property Security Act (British Columbia) or any other federal, state, provincial or foreign law;

(i)	if the Corporation or any Subsidiary:

(i)	becomes bankrupt or insolvent or commits an act of bankruptcy;

(ii)	makes an assignment for the benefit of creditors, or the execution of a composition of debts;

(iii)	admits in writing its inability to pay its debts generally as they become due;

(iv)	or any proceeding is commenced against or affecting the Corporation or any Subsidiary:

(A)	seeking to adjudicate it a bankrupt or insolvent;

(B)	seeking liquidation, dissolution, winding-up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization);

(C)	seeking appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, trustee, agent, sequestrator or other similar official for it or for any part of its properties and assets;

and such proceedings is not dismissed or stayed within 30 days;

(j)	if any Indebtedness of the Corporation in excess of US$500,000 (or its equivalent) shall become due, or be declared pursuant to the terms thereof to be due prior to the expressed maturity thereof, and shall not be paid, after the expiry of any applicable cure period;

(k)	if one or more fines, penalties or final judgments, orders or decrees for the payment of any sum in excess of US$500,000 (or its equivalent) which is not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier is rendered against the Corporation or any Subsidiary by any governmental authority, and the same is not, within 30 Business Days after the entry, assessment or issuance thereof, discharged, satisfied, or paid, or after execution thereof, stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay;

(l)	any Material Adverse Effect (as defined in the Restated Securities Purchase Agreement) occurs and continues to exist fifteen (15) days after such occurrence;

(m)	any material provision of any Transaction Document (including, without limitation, the Security Documents) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Corporation or any Subsidiary that is a party thereto in any material respect, or a proceeding shall be commenced by the Corporation or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Corporation or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document (including, without limitation, the Security Documents);

(n)	any Security Document shall for any reason fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof (including pursuant to a Permitted Encumbrance), first priority Lien on the Collateral (as defined in the Security Documents) in favor of the Holder; or

(o)	the occurrence of any default or breach under the Warrants and any other warrants issued and sold concurrently herewith which has not been cured in accordance with the terms thereof.

7.2	Rights on Default

Upon the occurrence of any one or more Events of Default which is continuing, the outstanding Principal and Interest owing hereunder shall, at the option of the Holder, immediately become due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived by the Corporation.

7.3	Remedies Cumulative

All powers and remedies given herein to the Holder shall, to the extent permitted by law, be deemed cumulative and not exclusive of, but in addition to, any other powers and remedies available to the Holder hereunder, by law, equity, statute, judicial proceedings or otherwise, to enforce the performance and observance of the covenants and agreements contained in this Note. No delay or omission by the Holder to exercise any right or power accruing hereunder shall impair any such right or power, or shall be construed to be a waiver of any such right or power or an acquiescence therein. Every power and remedy given herein or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.

7.4	Conflict with Applicable Law

All rights, remedies and powers provided herein may be exercised only to the extent that the exercise thereof does not violate any mandatory provision of applicable law and all provisions of this Note are intended to be subject to all mandatory provisions of applicable law which may be controlling in the premises and to be limited to the extent necessary so that they will not render this Note invalid, unenforceable or not entitled to be recorded, registered or filed under the mandatory provisions of any applicable law. Any provision hereof contrary to mandatory provisions of applicable law shall be deemed to be ineffective and shall be severable from and not invalidate any other provision of this Note.

Article 8
GENERAL

8.1	Expenses

All of the reasonable costs and expenses of the Holder (including all legal and accounting fees and expenses) incurred in connection with this Note are for the account of the Corporation, including all expenses of the Holder in enforcing or preserving its rights under this Note and related documents.

8.2	Notice

Any notice, communication, payment or demand required or permitted to be given under this Note shall be deemed to have been sufficiently given to the recipient if delivered personally, or (other than in the case of payment) if sent by email or sent by ordinary first class mail within Canada, postage prepaid, or by courier addressed as follows:

(a)	to the Corporation at:

[REDACTED]

(b)	to the Holder at:

[REDACTED]

Any such mailing shall be deemed to be received on the date of delivery if delivered personally, on the next Business Day following the transmission by facsimile or email confirmed by the sender thereof, the date following sending by courier or on the third Business Day following the date of mailing or, in the event of any disruption, strike or interruption in the Canadian postal service after mailing and prior to receipt, on the third Business Day following full resumption of such Canadian postal service. Either party hereto may change its address for the purpose of this Section by giving written notice of such change to the other.

8.3	Extensions and Amendments

Any agreement for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to the execution of a discharge or release of this Note, or any agreement for altering the term, Interest, the amount of the Interest payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Corporation and its successors and permitted assigns when executed by the Corporation and the Holder and delivered to the Holder. Any such amendments or extensions may be subject to prior regulatory approval.

8.4	Assignment; Successors and Assigns

The Holder may not assign this Note without the prior written consent (which shall not be unreasonably withheld or delayed) of the Corporation. The Corporation may not assign this Note without the prior written consent (which shall not be unreasonably withheld or delayed) of the Holder, provided always that the Corporation acknowledges and agrees that the Holder shall not be acting unreasonably if it refuses to consent if, in the reasonable opinion of the Holder, any proposed transferee does not have the requisite financial strength to assume the due and punctual performance of the payment obligations and each and every covenant and condition of this Note to be performed and observed by the Corporation. This Note is binding upon the parties hereto and their respective successors and permitted assigns.

8.5	Discharge of Note

After the Principal and Interest has been repaid in full, satisfied in full by conversion pursuant to Article 3 hereof or satisfied in full by prepayment pursuant to Section 2.5 hereof, the Holder shall return the collateral under the Security Documents to the Corporation or the applicable Subsidiary, as applicable, cancel and discharge this Note with respect to any Principal or Interest that is payable by the Corporation to the Holder and execute and deliver, or cause to be executed and delivered to the Corporation such instruments as shall be necessary to discharge this Note and the Security Interest.

8.6	Further Assurances

Each party will from time to time and at its own expense promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to and perform the provisions and intent of this Note and to complete the transactions contemplated hereby and to fulfill any reporting or filing requirements.

8.7	Entire Agreement

This Note constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments or representations, written or oral, in respect thereof.

8.8	Governing Law

This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Corporation hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and each party hereto other than the Corporation consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 7.2 of this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Corporation hereby appoints CT Corporation System as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Note or any of the other Transaction Documents or with any transaction contemplated hereby or thereby. The Corporation hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Corporation agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Corporation. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Corporation in any other jurisdiction to collect on the Corporation’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE CORPORATION HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

8.9	Time of Essence

Time shall be of the essence of this Note in all respects.

[signatures on the next following page]

IN WITNESS WHEREOF the Corporation has executed this Note as of the date first written above.

NEOVASC INC.

Per:	/s/ Chris Clark
	Name:	Chris Clark
	Title:	Chief Financial Officer

The terms and conditions of this Note are acknowledged and agreed to by the Holder.

Strul Medical Group LLC

Per:	/s/ Lisa R. Hurd
	Name:	Lisa R. Hurd
	Title:	President

EXHIBIT A

NOTICE OF CONVERSION

TO:          Neovasc Inc.

The undersigned, the registered holder of the senior secured convertible note issued by Neovasc Inc. on March 23, 2022 (the “Note”) hereby irrevocably elects to convert US$[●] of the principal and interest outstanding under the Note into common shares of Neovasc Inc. at the Conversion Price as defined in the Note and on the conversion terms set out in the Note.

DATED this ____ day of ___________________, 20__.

Strul Medical Group LLC

Per:
Name:
Title:

Schedule B
Form of United States Subscribers Representation Letter

(see attached)

UNITED STATES SUBSCRIBERS REPRESENTATION LETTER

This Representation Letter is being delivered in connection with the execution and delivery of the Restated Securities Purchase Agreement of the undersigned subscriber (the “Subscriber”) in connection with the restatement of the indebtedness under the Existing SPA and the Existing Subscription Agreement in the form of the Restated Note of Neovasc Inc. (the “Corporation”). Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Restated Securities Purchase Agreement. The Subscriber represents, warrants and covenants (which representations, warranties and covenants will survive the Restatement Date) on its own behalf and, if applicable, on behalf of any beneficial purchaser for whom the Subscriber is contracting hereunder to and with the Corporation and acknowledges that the Corporation and their respective counsel are relying thereon that:

(a)	The Subscriber is (i) purchasing the Securities as principal for its own account and not for the benefit of any other person and it is an “accredited investor” who satisfies one or more of the criteria of Rule 501(a) of Regulation D) (a “U.S. Accredited Investor”); or (ii) subscribing for the Securities as agent for a beneficial purchaser disclosed on the execution page of this Restated Securities Purchase Agreement, in a transaction in which the Subscriber is exercising sole investment discretion with respect to the purchase of the Securities and the Subscriber and each disclosed purchaser for whom it is acting is a U.S. Accredited Investor and is purchasing as principal for its own account and not for the benefit of any other person; and the Subscriber has initialled the category of U.S. Accredited Investor applicable to the Subscriber and any beneficial purchaser below.

(b)	The Subscriber (and, if the Subscriber is acting on behalf of a beneficial purchaser, such beneficial purchaser) is a U.S. Accredited Investor as a result of satisfying the requirements of the paragraphs below that the Subscriber has indicated (the line identified as “BP” is to be initialled by the undersigned if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

____ ____	(BP)	(i) any bank as defined in Section 3(a)(2) of the U.S. Securities Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity;

____ ____	(BP)	(ii) any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

____ ____	(BP)	(iii) any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act;

____ ____	(BP)	(iv) any investment company registered under the Investment Company Act of 1940, or a business development company as defined in Section 2(a)(48) of that Act;

____ ____	(BP)	(v) any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

____ ____	(BP)	(vi) any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000;

____ ____	(BP)	(vii) any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

____ ____	(BP)	(viii) any private business development company as defined in Section 202(a)(22) of the Investments Advisers Act of 1940;

____ ____	(BP)	(ix) any organization described in section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, limited liability company or partnership not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of US$5,000,000;

____ ____	(BP)	(x) any director or executive officer of the Corporation;

____ ____	(BP)	(xi) any natural person whose individual net worth, or joint net worth with that person’s spouse, at the date hereof exceeds US$1,000,000;
(Note: The value of an individual’s primary residence may not be included in this net worth calculation, and any indebtedness in excess of the value of an individual’s primary residence should be considered a liability and should be deducted from an individual’s net worth.)

____ ____	(BP)	(xii) any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

____ ____	(BP)	(xiii) any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by a sophisticated person, being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment or

____ X ____	(BP)	(xiv) any entity in which all of the equity owners meet the requirements of at least one of the above categories.

____	(BP)

(xv) Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

____	(BP)	(xvi) Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (xv) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (xv)(iii).

If the Subscriber is an individual or entity who has marked (b)(xi), (b)(xii) or b(xiv) above, the Corporation may request additional information to confirm the Subscriber’s (or each equity owner’s, in the case of a subscriber that has marked (b)(xiv) above) net worth or income, as applicable.

(c)	The Subscriber has not purchased the Restated Note as a result of any form of “general solicitation” or “general advertising” (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(d)	The Subscriber has had access to such information concerning the Corporation as it has considered necessary or appropriate in connection with its investment decision to acquire the Restated Note and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment in the Securities.

(e)	The Subscriber understands and acknowledges that neither the Restated Note, nor any securities issuable upon conversion of the Restated Note, have been registered under the U.S. Securities Act or the securities laws of any state, and that the Securities are being offered and sold to a limited number of U.S. Accredited Investors in transactions exempt from registration under the U.S. Securities Act and applicable state securities laws; accordingly, none of the Securities, nor any securities issuable upon conversion of the Restated Note, are or will be when issued, as applicable, “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

(f)	The Subscriber, and each beneficial purchaser, if any, is acquiring the Restated Note for its own account as principal and not with a view to any resale, distribution or other disposition of the Restated Note in violation of United States federal or state securities laws, provided, however, that by making these representations, the Subscriber does not agree to hold the Restated Note for any specific term and reserves the right to dispose of the Restated Note in accordance with applicable securities laws.

(g)	The Subscriber understands that if it (or any beneficial purchaser on whose behalf it is acting) decides to offer, sell, pledge or otherwise transfer the Restated Note, or any securities issuable upon conversion of the Restated Note, it will not offer, sell, pledge or otherwise transfer any of such securities except: (A) to the Corporation, (B) outside the United States, in accordance with Rules 903 or 904 of Regulation S, and in compliance with applicable local laws and regulations, (C) pursuant to the exemptions from registration under the U.S. Securities Act provided by (1) Rule 144, if available, or (2) Rule 144A thereunder, if available, or (D) in another transaction that does not require registration under the U.S. Securities Act and, in each case, in compliance with any applicable state securities laws of the United States; prior to any transfer pursuant to the foregoing clause (C)(1) or (D), the Corporation will require the delivery of a legal opinion in form and substance reasonably satisfactory to the Corporation to the effect that such transfer does not require registration under the U.S. Securities Act or any applicable state securities laws.

(h)	The Subscriber (or any beneficial purchaser on whose behalf it is acting) understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, the certificate representing the Restated Note and all certificates issued in exchange therefor or in substitution thereof will bear the following legend:

“NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT.”

and the Subscriber (or any beneficial purchaser on whose behalf it is acting) understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, the certificates representing any common shares issued upon conversion of the Restated Note, and all certificates issued in exchange therefor or in substitution thereof will bear the following legend:

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF NEOVASC INC. (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULES 903 OR 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) RULE 144, IF AVAILABLE, OR (2) RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(1) OR (D) ABOVE, A LEGAL OPINION IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO THE CORPORATION'S TRANSFER AGENT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if the Restated Note, or any securities issuable upon conversion of the Restated Note, are being sold outside the United States in compliance with the requirements of Rules 903 or 904 of Regulation S, the above legend may be removed by providing a declaration to the registrar and transfer agent for the Restated Note and the Corporation in the form attached hereto as Appendix A hereto (or in such other form as the Corporation's registrar and transfer agent may prescribe from time to time), together with any other evidence which may, without limitation, include an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, be required by the registrar and transfer agent for the Securities to be delivered, to the effect that such U.S. legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws; provided, further, that if the Restated Note, or securities issuable upon conversion of the Restated Note, are being sold pursuant to Rule 144 under the U.S. Securities Act, if available, the above legend may be removed by delivery to the Corporation of an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

(i)	The Subscriber consents to the Corporation making a notation on its records or giving instruction to the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer with respect to the Restated Note, or any securities issuable upon conversion of the Restated Note, set forth and described herein.

(j)	The Subscriber understands that (i) the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Restated Note, or any securities issuable upon conversion of the Restated Note, in the United States, (ii) there are substantial restrictions on the transferability of the Securities, and any securities issuable upon conversion of the Restated Note, and (iii) it may not be possible for the Subscriber to readily liquidate his, her or its investment in case of an emergency at any time.

(k)	The Subscriber understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(l)	The Subscriber understands and agrees that there may be material tax consequences to it of an acquisition, holding or disposition of the Restated Note, or any securities issuable upon conversion of the Restated Note. The Corporation gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of its acquisition, holding or disposition of the Restated Note, or any securities issuable upon conversion of the Restated Note, and the Subscriber acknowledges that it is solely responsible for determining the tax consequences to it with respect to its investment, including whether the Corporation will at any given time be deemed a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended.

(m)	The Subscriber is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Corporation is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Corporation and such persons may be located outside the United States.

(n)	The office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address listed as the “Subscriber’s Address” on the face page of the Restated Securities Purchase Agreement.

(o)	The funds representing the Subscription Price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber's name and other information relating to the subscription agreement and the Subscriber's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the Subscription Price to be provided by the Subscriber (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Subscriber, and it shall promptly notify the Corporation if the Subscriber discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

(p)	The provisions of this Representation Letter will be true and correct both as of the date of execution of the Restated Subscription Agreement and as of the Restatement Date.

The Subscriber undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the Subscriber or, if applicable, the beneficial purchaser set forth herein, which takes place prior to the Restatement Date.

DATED at ________________, _______________ this ____ day of ________, 2022.

If a Corporation, Partnership or Other Entity:

STRUL MEDICAL GROUP LLC
Name of Entity

Limited Liability Company

Type of Entity

Signature of Person Signing

Print or Type Name and Title of Person Signing

ANNEX A TO SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:            Neovasc Inc.

AND TO:      The registrar and transfer agent for the securities of Neovasc Inc.

The undersigned (A) acknowledges that the sale of the securities of Neovasc Inc. (the “Company”) represented by certificate number [___________________] to which this declaration relates was made in reliance on Rule 903 or Rule 904 of Regulation S under the United States Securities Act of 1933, as the same has been, and hereafter from time to time, may be amended (the “U.S. Securities Act”) and (B) certifies that (1) in the case of a resale pursuant to Rule 904 of Regulation S only, the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, (5) the seller does not intend to replace such securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED at __________      this ___ day of __________, 20__.

By:
Name:
Title: